EXHIBIT 99.13

GLENCAIRN GOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Glencairn Gold Corporation (the “Company”) will be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario, on Monday, June 7, 2004 at 4:00 p.m. (Toronto time), for the following purposes:

1.	To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2003 and the report of the auditors thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.	To consider and, if deemed appropriate, to pass, with or without variation, a resolution authorizing an increase in the maximum number of Common Shares of the Company that may be issued and reserved for issuance pursuant to the Company’s Stock Option Plan;

5.	To consider and, if deemed appropriate, to pass, with or without variation, a resolution authorizing the Company to enter into private placement agreements with arm’s length subscribers during the ensuing 12-month period, as more particularly described in the accompanying management information circular; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card and the Company’s 2003 Annual Report. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has fixed the close of business on May 7, 2004 as the record date, being the date for the determination of the registered holders of Common Shares entitled to notice of the Meeting and any adjournment thereof. The board of directors of the Company has fixed 4:00 p.m. (Toronto time) on June 3, 2004 or 48 hours (excluding Saturdays and holidays) before any adjournments thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent.

DATED at Toronto, Ontario this 3rd day of May, 2004.

By Order of the Board of Directors Lorna D. MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Glencairn Gold Corporation (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on May 7, 2004 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on June 3, 2004, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of May 3, 2004. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$".

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on June 3, 2004, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 1H6; Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of May 3, 2004, 139,357,726 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at May 7, 2004. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and senior officers of the Company, as of the date hereof, no person, firm or corporation beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation

The following table sets forth information concerning the annual and long term compensation for services rendered to the Company and its subsidiaries for the financial years ended December 31, 2003, 2002 and 2001 in respect of the President and Chief Executive Officer of the Company and the Company’s three most highly compensated executive officers other than the President and Chief Executive Officer who received salary or bonuses from the Company aggregating in excess of $100,000 for the financial year ended December 31, 2003 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation				Long-Term Compensation

						Awards		Payouts

Name and Principal Position	Year	Salary $		Bonus $	Other Annual Compensation $	Securities Under Options Granted #	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compensation* ($)

Kerry J. Knoll	2003	134,583	(1)	--	--	700,000	--	--	--
President and Chief	2002	59,167	(2)	--	--	--	--	--	--
Executive Officer	2001	12,500	(2)	--	--	400,000	--	--	--

Ian J. McDonald	2003	105,833	(1)		--	--	500,000	--	--
Chairman	2002	--		--	--	--	--	--	--
	2001	--		--	--	400,000	--	--	--

Michael Gareau	2003	126,779	(3)	--	18,706	300,000	--	--	--
Vice President,	2002	--		--	--	--	--	--	--
Exploration	2001	--		--	--	--	--	--	--

Paul Caldwell	2003	109,167	(3)	--	20,510	200,000	--	--	--
Controller	2002	--		--	--	--	--	--	--
	2001	--		--	--	--	--	--	--

(1)	Includes amounts paid to a management company in which Messrs. Knoll and McDonald have an interest.
(2)	Paid to a management company in which Mr. Knoll has an interest.
(3)	Includes compensation paid by Black Hawk Mining Inc. (“Black Hawk”) prior to the business combination (the “Business Combination”) effective October 17, 2003 pursuant to which Black Hawk became a wholly-owned subsidiary of the Company.
(4)	All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$".
*	Perquisites and other personal benefits for the Named Executive Officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.

Long Term Incentive Plan Awards

The Company has no long term incentive plans, other than the Company’s amended and restated stock option plan (the “Stock Option Plan”).

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2003 pursuant to the Stock Option Plan.

Name	Securities Under Options Granted (#)		% of Total Options Granted to Employees in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Kerry J. Knoll	700,000	(2)	13.8%	0.95	0.95	October 24, 2008

Ian J. McDonald	500,000	(2)	9.8%	0.95	0.95	October 24, 2008

Michael Gareau	300,000		5.9%	0.95	0.95	October 24, 2008

Paul Caldwell	200,000		3.9%	0.95	0.95	October 24, 2008

(1)	Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Stock Option Plan during the financial year ended December 31, 2003 of 5,067,000.
(2)	Includes options in respect of 200,000 Common Shares, of which 100,000 vest on December 31, 2004 and 100,000 vest on December 31, 2005.

Options Exercised and Number of Options Outstanding

The following table sets forth certain information regarding all exercises of options granted under the Stock Option Plan during the financial year ended December 31, 2003 by the Named Executive Officers and the value as at December 31, 2003 of unexercised options of the Named Executive Officers on an aggregate basis.

Name	Securities Acquired on Exercise		Aggregate Value Realized	Underexercised Options at December 31, 2003		Value of Unexercised In- the-Money Options at December 31, 2003(1)

	#		$	Exercisable #	Unexercisable #	Exercisable $	Unexercisable $

Kerry J. Knoll	Nil		Nil	900,000	200,000	$350,000	$40,000

Ian J. McDonald	Nil		Nil	700,000	200,000	$330,000	$40,000

Michael Gareau	66,667	(2)	$27,500	300,000	Nil	$ 30,000	Nil

Paul Caldwell	53,333	(2)	$21,250	213,333	Nil	$ 20,000	Nil

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on December 31, 2003 of $1.05.
(2)	Represents the equivalent in Common Shares of the Company in respect of options of Black Hawk exercised prior to the Business Combination.

Termination of Employment, Change in Responsibilities and Employment Contracts

From 2001 until March 31, 2003, the Company had an arrangement with a corporation controlled by Messrs. Knoll and McDonald to pay management fees of $100,000 per year as well as certain other expenses relating to the operation of the Company such as rent, secretarial services and other administrative charges. This agreement was terminated on March 31, 2003. The Company has no compensatory plan or arrangement that would trigger any payment to Mr. Knoll or Mr. McDonald upon the resignation, retirement or any other termination of his employment with the Company, a change of control of the Company or a change in his responsibilities following a change of control. The Company has entered into an employment agreement with each of Messrs. Gareau and Caldwell that provide that upon termination of employment, he will receive a minimum of twelve month’s salary.

Other Compensation Matters

There were no long-term incentive awards made to the Named Executive Officers during the financial year ended December 31, 2003 other than the grant of stock options.

Composition of the Compensation Committee

The Compensation Committee is currently comprised of three directors who are neither officers nor employees of the Company or any of its subsidiaries. At December 31, 2003, the members of the Compensation Committee were John Kalmet (Chairman), Patrick Mars and Colin Benner.

Report on Executive Compensation

When determining the compensation of the Company’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following four components:

(a)	base salary;
(b)	bonus; and
(c)	long-term incentive in the form of stock options granted in accordance with the Stock Option Plan.

On October 24, 2003, following the Business Combination, the Compensation Committee met and reviewed the current compensation including salaries and/or stock options of officers, directors and employees of the Company along with changes to salary and grants of options recommended by management. The Committee also took into account contractual obligations with certain senior employees. The compensation of each officer and employee was compared to other positions within the Company and with comparable positions in peer group companies in the mining industry. The Committee found that the compensation recommended by management, while competitive, was slightly lower than the average for peer group companies. The Committee approved the recommended compensation finding the level of compensation appropriate for the Company’s stage of development.

Base Salary

The base salary of each particular executive officer is determined by an assessment by the Board of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Bonus

Bonuses are performance based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance.

Long-Term Incentive

The Company provides a long-term incentive by granting options to executive officers through the Stock Option Plan. The options granted permit executives to acquire Common Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.

Compensation of Chief Executive Officer

The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. At its meeting on October 24, 2003, the Compensation Committee concluded that, given their responsibilities in the success of the Company, the Chief Executive Officer and the Chairman should be granted 200,000 additional options each, vesting over a two-year period. The Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee reviews salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year.

The foregoing report has been submitted by:	John Kalmet Colin Benner Patrick Mars

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on December 31, 1998 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Gold (Sub Industry) for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 1998 through 2003.

	1998	1999	2000	2001	2002	2003

Glencairn Gold Corporation*	100.00	80.00	70.00	220.00	650.00	1050.00
S&P/TSX Composite Index	100.00	129.72	137.74	118.54	101.98	126.75
S&P/TSX Composite Index Gold (Sub Industry)	100.00	80.34	70.81	85.98	107.34	124.27

*  Based on the trading prices for the Common Shares on the TSX from October 24, 2003 and on the TSX Venture Exchange prior to that date.

Compensation of Directors

Other than benefits realized from options to purchase Common Shares, the directors of the Company were not compensated by the Company or its subsidiaries for services rendered as directors or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2003.

The following table sets forth certain information regarding options granted under the Stock Option Plan of the Company to the directors of the Company, other than Messrs. Knoll and McDonald, during the financial year ended December 31, 2003.

Name	Securities under Options Granted	Exercise Price ($/Security)	Expiration Date
Colin Benner	217,000	0.95	October 24, 2008
John D. Bracale	267,000	0.95	October 24, 2008
Gordon Bub	259,000	0.95	October 24, 2008
Donald K. Charter	250,000	0.95	October 24, 2008
John Kalmet	230,000	0.95	October 24, 2008
Patrick Mars	230,000	0.95	October 24, 2008
Total	1,453,000

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a)	the total amount of insurance was $5 million until October 17, 2003 when it was increased to $10 million;
(b)	the premium expense for the financial year ended December 31, 2003 was $23,255. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and
(c)	the policy provides for deductibles as follows:
(i)	with respect to the directors and officers there is no deductible applicable; and
(ii)	with respect to reimbursement of the Company there is a deductible of $100,000 per claim.

Statement of Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

Canadian securities regulators and the TSX are currently engaged in a review of the corporate governance standards applicable to Canadian public companies. In January 2004, the Canadian Securities Administrators published Proposed Multilateral Instrument 58-101 Disclosure of Corporate Governance. Following a comment period that ended on April 15, 2004, the requirements of this Multilateral Instrument, along with Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and Multilateral Instrument 52-110 Audit Committees (collectively the “Instruments”), are expected to replace the Corporate Governance Policy of the TSX. During the transition period, the Company is disclosing its corporate governance practices against the current TSX guidelines contained in Part IV, Sections 472-475 of the TSX Company Manual (the “Manual”). The Company is reviewing the Instruments and is introducing the policies and charters and taking steps as appropriate to bring its corporate governance practices in line with the new standards within the time periods set out in the Instruments.

Following the completion of the Business Combination in October 2003, the Company conducted a review of its governance policies and procedures compared to current and proposed standards. To date, an Audit Committee Charter and a Charter of the Safety and Environment Committee have been approved. An Ethics Code and a Whistleblower Policy have been circulated to the Board for review and are expected to be approved shortly. A Disclosure Policy and a Corporate Governance Committee Charter have been drafted and will be finalized once securities regulations have been finalized.

The Company’s disclosure addressing each of the TSX’s current corporate governance guidelines is attached as Schedule “A” to this management information circular. This disclosure statement, including Schedule “A”, has been approved by the Board.

Indebtedness of Directors, Executive Officers and Senior Officers

The following table provides details regarding the indebtedness of directors, executive officers and senior officers of the Company or any of its subsidiaries during the financial year ended December 31, 2003 and as at the date hereof. The aggregate indebtedness to the Company or any of its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Company or any of its subsidiaries as at the date hereof is $425,000.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of the Company(1)	Largest Amount Outstanding During Financial Year Ended December 31, 2003 ($)	Amount Outstanding as at May 3, 2004 ($)	Security for Indebtedness

Gordon Bub,	Lender	425,000	425,000	Common Shares
Director

(1)	This loan was made in 1990 and 1995 and was amended in 2001 by Black Hawk.

The loan is evidenced by a promissory note in the principal amount of $425,000 and is non-interest bearing until default, at which time the entire principal amount becomes due and payable and earns interest at a rate per annum equal to the prime rate of interest charged by a Canadian chartered bank. Mr. Bub used the proceeds of this loan to purchase Black Hawk common shares and has pledged 1,000,000 Black Hawk common shares (now 333,333 Common Shares) as security for this loan. The loan must be repaid within five business days after September 6, 2006, provided that earlier repayment may be triggered by the resignation or termination of Mr. Bub as a director of the Company or an affiliate thereof. The Company may extend the repayment date. Mr. Bub is permitted to dispose of the securities pledged as security for the loan in certain circumstances and upon the repayment of all or a portion of the loan. Mr. Bub is entitled to set off any amount owing to the Company against any amounts which Mr. Bub may be owed by the Company. The sole recourse of the Company in respect of the loan is to the securities pledged as security for the loan.

Interest of Insiders in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no insider of the Company, nominee for election as a director of the Company, or any associate or affiliate of an insider or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

In March 2003, the Company purchased certain mining equipment from Wheaton River Minerals Ltd. (“Wheaton River”) for US$50,000 cash and 600,000 Common Shares with a fair value at the date of the purchase of US$200,000. Ian McDonald, a director and officer of the Company, is a director of Wheaton River.

During 2003, the Company engaged Endeavour Financial Ltd. (“Endeavour”) to provide assistance in arranging financing for its Bellavista gold project (the “Bellavista Project”). Patrick Mars, a director of the Company became a director of Endeavour Mining Capital Corporation, a subsidiary of Endeavour, in November 2003. The engagement agreement has a term of one year to May 29, 2004 and provides that Endeavour will receive a monthly consulting fee and a 2% commission on financings completed by the Company in respect of which Endeavour provides assistance. Consulting fees of US$19,000 and commission of US$109,000 were paid to Endeavour in 2003 under this engagement agreement. In March 2004, Endeavour earned a commission of US$300,000 in respect of the short form prospectus financing completed by the Company for the financing of the Bellavista Project.

In October 2001, the Company’s subsidiary, Black Hawk, engaged a subsidiary of Breakwater Resources Ltd. (“Breakwater”) to provide purchasing and logistics services for the Company’s Limon mine (the “Limon Mine”). Four of the directors of the Company are also directors and/or officers of Breakwater. Fees of US$124,000 were paid for the year ended December 31, 2003 under this agreement.

On April 1, 2002, the Company’s subsidiary, Black Hawk, engaged Breakwater as manager of the Limon Mine. This agreement was terminated on October 16, 2003. For 2003, Breakwater was paid an annual fee of US$100,000, received reimbursement of certain expenses and was entitled to receive a bonus if costs were reduced by certain amounts. An aggregate of US$145,000 was paid to Breakwater under this agreement for the year ended December 31, 2003.

During 2003, the Company’s subsidiary, Black Hawk, purchased materials and supplies from Breakwater for US$396,000. Until November 2003, Breakwater provided consulting services and office space to Black Hawk. Consulting and other fees and rent of US$66,000 were paid to Breakwater for the year ended December 31, 2003.

In October 2003, the Company completed a flow-through private placement of 3,741,330 units at a price of $0.45 per unit, (each unit was comprised of one Common Share and one-half of one common share purchase warrant exercisable at $0.65 until April 15, 2005). Mr. Knoll purchased 191,111 units for $86,000. Mr. McDonald purchased 188,888 units for $85,000. Seven directors and officers, who are not Named Executive Officers, purchased an aggregate of 424,998 units for an aggregate of $191,250.

Election of Directors

The Company’s Articles of Incorporation and the OBCA provide that the Board consists of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of eight (8) directors. At the Meeting, the eight (8) persons named hereunder will be proposed for election as directors of the Company. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s By-Laws.

The following table sets forth the name, municipality of residence, principal occupation or employment, date they first became a director of the Company and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for election as a director of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at May 3, 2004.

Name and Municipality of Residence	Principal Occupation or Employment	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised

Kerry J. Knoll	President and Chief	April 22, 1987	1,734,724(5)
Toronto, Ontario	Executive Officer of the
Company

Ian J. McDonald(2) Toronto, Ontario	Chairman of the Company	June 18, 1992	1,330,574(6)

John Kalmet(3)(4)	Mining Engineer;	March 21, 2002	180,000(7)
Delta, British Columbia	Director of Kimber
Resources Inc.

Patrick J. Mars(1)(3)	Business Consultant;	September 26, 2002	40,000(8)
Toronto, Ontario	Director of Yamana Gold
Inc., First Point Minerals
Corporation, Ore-leave
Capital Inc., Endeavour
Mining Capital Corporation
and Sahelian Goldfields Inc.

Name and Municipality of Residence	Principal Occupation or Employment	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised

Colin K. Benner(3)(4)	President and Chief	October 17, 2003	158,091(9)
Toronto, Ontario	Executive Officer and
Director of Breakwater
Resources Ltd.

Donald K. Charter(2)	Chairman and Chief	October 17, 2003	-- (10)
Toronto, Ontario	Executive Officer of Dundee
Securities Corporation and
Executive Vice President of
Dundee Wealth Management
Inc. and Dundee Bancorp
Inc.; Director of
Breakwater Resources Ltd.

Gordon F. Bub(1)(2)	President and Chief	October 17, 2003	958,826(11)
Richmond Hill, Ontario	Executive Officer of Gold
Hawk Resources Inc.;
Director of Breakwater
Resources Inc. and Western
Canadian Coal Corp.

John D. Bracale(1)(4)	Vice President, Latin	October 17, 2003	-- (12)
Fort Lauderdale, Florida	America and Corporate
Logistics, Breakwater
Resources Ltd.

_________________

(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance Committee
(3)	Member of the Compensation Committee
(4)	Member of the Safety and Environment Committee
(5)	Also holds options to acquire 1,100,000 Common Shares at prices ranging from $0.30 to $0.95 per share and warrants to acquire 120,556 Common Shares at prices ranging from $0.60 to $01.25.
(6)	Also holds options to acquire 900,000 Common Shares at prices ranging from $0.30 to $0.95 per share and warrants to acquire 254,445 Common Shares at prices ranging from $0.60 to $01.25.
(7)	Also holds options to acquire 350,000 Common Shares at prices ranging from $0.44 to $0.95 per share and warrants to acquire 60,000 Common Shares at prices ranging from $0.65 to $01.25.
(8)	Also holds options to acquire 350,000 Common Shares at prices ranging from $0.50 to $0.95.
(9)	Also holds options to acquire 500,332 Common Shares at prices ranging from $0.24 to $2.16 per share and warrants to acquire 43,333 Common Shares at prices ranging from $0.65 to $01.25.
(10)	Holds options to acquire 300,000 Common Shares at prices ranging from $0.29 to $0.95 per share.
(11)	Includes 110,000 Common Shares owned by Mr. Bub’s daughter over which Mr. Bub exercises direction. Also holds options to acquire 300,667 Common Shares at prices ranging from $0.48 to $0.95 per share and warrants to acquire 33,333 Common Shares at $0.65.
(12)	Holds options to acquire 300,333 Common Shares at prices ranging from $0.26 to $0.95 per share.

Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Knoll who held various positions with the Company including Co-Chairman and President of the Company until May 22, 2002 and prior thereto, from 1991 to October 2001, held various positions with Wheaton River including

President and Vice President, Investor Relations; Mr. McDonald who, from 1990 to October 2001, was Chief Executive Officer of Wheaton River; Mr. Kalmet who, from February 1996 to October 2001, was President of Wheaton River; Mr. Mars who, from January 1999 to May 2001, was Chairman and Director of First Marathon Securities (UK) Ltd. (later acquired by National Bank of Canada); Mr. Benner who, prior to November 2001 was President and Chief Operating Officer of Breakwater and Mr. Bub who, prior to November 2003 was a self-employed Consultant and prior to November 2001, was Chairman and Chief Executive Officer of Breakwater.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors of the Company on December 1, 2003.

Wasserman Ramsay, Chartered Accountants resigned as auditors of the Company on December 1, 2003 and PricewaterhouseCoopers LLP were appointed in their place.

For the financial year ended December 31, 2003, the Company paid Wasserman Ramsay total fees of $10,000 for audit-related services, and $22,280 for non-audit services. Fees for non-audit services were comprised of $5,106 for tax compliance; $13,119 for due diligence work and $4,055 for filing services. Audit-related fees include fees relating to consultations regarding financial accounting and reporting standards. The Company has also paid PricewaterhouseCoopers LLP total fees of $67,850 for audit services, $50,179 for audit-related services, and $51,827 for non-audit services, during the period December 6, 2003 to April 6, 2004. Fees for non-audit services were comprised of $21,827 for tax compliance and $30,000 for translation services. Audit-related fees include fees relating to consultations regarding financial accounting and reporting standards.

Approval of Increase in Number of Common Shares Reserved for Issuance Upon Exercise of Options Under the Stock Option Plan

Shareholders are being asked to approve a resolution authorizing an amendment to the Stock Option Plan to increase the maximum number of Common Shares that may be reserved for issuance upon exercise of options granted under the Stock Option Plan by 3,948,000 Common Shares from 8,723,931 to 12,671,631.

The Business Combination with Black Hawk completed in October 2003 and the bringing into production of the Bellavista mine in Costa Rica have significantly increased the number of employees of the Company for which there will be a corresponding increase in the requirement for further stock option grants. Stock option grants are a critical element of the Company’s compensation policy and enable the Company to attract and retain talented people in a competitive global environment. If the Company is not successful in attracting and retaining talented employees, its ability to execute strategy, drive financial results and increase shareholder value may be adversely affected. In light of the above, the Board proposes to amend the Stock Option Plan by increasing the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan to 12,671,931.

Following this increase, the number of Common Shares reserved for issuance under the Stock Option Plan, together with the 210,000 Common Shares issued under the Stock Option Plan since October 2003, and the 1,038,331 Common Shares reserved for issuance for options outstanding under the Black Hawk Stock Option Plan will be 13,920,262 representing slightly less than 10% of the issued and outstanding Common Shares on May 3, 2004. Management of the Company believes that the proportion of the number of Common Shares issuable under the Company’s compensation plans, relative to the number of issued and outstanding Common Shares, is within a competitive range in its industry.

All other provisions of the Stock Option Plan will remain in full force and effect. The Board has approved the amendment to the Stock Option Plan, subject to shareholder and stock exchange approvals.

The Stock Option Plan provides that the maximum number of Common Shares which may be reserved for issuance to any one insider and such insider’s associates pursuant to share options granted under the Stock Option Plan or any other share compensation arrangement may not exceed 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Stock Option Plan. If the proposed increase in the number of Common Shares reserved for issuance is approved, the maximum number of Common Shares that may be reserved for issuance pursuant to stock options granted to insiders and the number of Common Shares that may be issued to insiders under all compensation plans will not exceed 10% of the number of Common Shares outstanding.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Stock Option Plan. The Company’s only other compensation plan is the stock option plan of Black Hawk and no further options will be granted thereunder.

The Board recommends that shareholders vote for the adoption of the resolution. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the increase in the number of shares available for issuance under the Stock Option Plan on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1. The Company’s amended and restated Stock Option Plan be and the same is hereby amended to provide that the number of Common Shares reserved for issuance upon exercise of options granted thereunder be increased by 3,948,000 Common Shares from 8,723,931 to 12,671,631.

2. Any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution.”

Approval of Future Private Placements

Section 620 of the Manual provides that the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six (6) month period must not exceed 25% of the number of shares of the company which are outstanding prior to giving effect to such transactions.

Management is of the view that additional funding of the Company’s operations may be required in the future and that as a result of the rules set forth in Section 620 of the Manual, shareholder approval for additional issuances of the Company’s securities may be required. The directors of the Company are of the view that it would be prudent for the shareholders of the Company to pass a resolution authorizing the Company to secure additional funds by way of the issuance of additional securities.

Shareholders are being asked to pass a resolution authorizing additional private placements that would take place within one year of the date of the Meeting. Such future private placements will be subject to the following terms:

1.	All of the private placement financings will be carried out in accordance with the guidelines of the TSX and specifically in accordance with Sections 619 and 622 of the Manual, copies of which are attached hereto as Schedule “B”.

2.	Such future private placements will not result in additional shares of the Company being issued in an amount exceeding the current number of issued and outstanding shares (in the aggregate) of the Company.

3.	Any of the future private placements will be substantially at arm’s length and will not materially affect control of the Company.

In order to be effective, the resolution with respect to private placement financings requires approval by the affirmative vote of a majority of the votes cast thereon at the Meeting.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to private placement financings on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1. The directors of the Company be and they are hereby authorized and directed to arrange from time to time, additional private placements in the capital of the Company, subject to the following terms:

(a)	All of the private placement financings will be carried out by the Company in accordance with Sections 619 and 622 of the Manual.

(b)	The future private placements will not result in additional shares of the Company being issued in an amount exceeding the current number of issued and outstanding shares (in the aggregate) of the Company.

(c)	Any of the future private placements will be substantially at arm’s length and will not materially affect control of the Company.

2. Any one director or officer of the Company be and he is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution.”

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS Lorna D. MacGillivray Corporate Secretary and General Counsel

Toronto, Ontario
May 3, 2004

SCHEDULE “A”

GLENCAIRN GOLD CORPORATION
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The following table indicates how the corporate governance practices of the Company align with the TSX Corporate Governance Guidelines:

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

1.	Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:	The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company's operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The Board's duties include social responsibility issues and environmental matters.

a)	Adoption of a strategic planning process	The duties of the Board include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain prescribed limits.

The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship.

b)	Identification of principal risks, and implementing risk management systems	The Board and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.

c)	Succession planning and monitoring senior management	The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.

d)	Communications policy	The communications policy of the Company is reviewed by its Board periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner.

The Company communicates regularly with shareholders through press releases, as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an on-going basis by the Chief Executive Officer of the Company.

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

e)	Integrity of internal control and management information systems	The Board and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

2.	a)	Majority of directors should be unrelated	Under the TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.

The Board is currently comprised of eight (8) members, six (6) of whom are considered to be unrelated directors at the present time.

b)	If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder	This guideline does not apply to the Company since it does not have a significant shareholder.

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3.	Disclose, for each director, whether he is related, and how that conclusion was reached	Ian McDonald is considered to be a related director because he is employed by the Company and is a member of management.

Kerry Knoll is considered to be a related director because he is employed by the Company and is a member of management.

Each of John Kalmet, Patrick Mars, Colin Benner, Donald Charter, Gordon Bub and John Bracale is an unrelated director as he does not have any business, employment or other relationships with the Company.

The shareholdings of each current director is disclosed in the management information circular under the heading "Election of Directors".

4.	Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	The Corporate Governance Committee is responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance and qualifications of existing directors.

5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	The Corporate Governance Committee is responsible for reviewing on a periodic basis the size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

6.	Provide an orientation and education program for new directors	The Corporate Governance Committee is responsible for providing an orientation and education program for new members of the Board. The preparation of a comprehensive orientation and continuing education program for directors is under review.

7.	Implement a process to examine the size of board, with a view to improving effectiveness	The Board is of the view that its current size (eight (8) directors) is conducive to effective decision-making.

8.	The board should review compensation of directors in light of risks and responsibilities	The Compensation Committee reviews the adequacy and form of, and recommends to the Board, compensation including annual retainer, meeting fees, option grants and other benefits received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director.

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9.	Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors	There are four committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Safety and Environment Committee.

The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Company. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. The members of the Audit Committee are Patrick Mars (Chairman), Gordon Bub and John Bracale, all of whom are unrelated directors.

The Compensation Committee meets as required to review compensation for senior management. The members of the Compensation Committee are Patrick Mars, John Kalmet (Chairman) and Colin Benner, all of whom are unrelated directors.

The Corporate Governance Committee will meet at least once each year or more frequently as circumstances require. The Corporate Governance Committee may ask members of management or others to attend meetings or to provide information as necessary. In addition, the Corporate Governance Committee or, at a minimum, the Chairman of such committee may meet with the Company's in house or external corporate counsel to discuss the Company's corporate governance policies and practices. The members of the Corporate Governance Committee are Ian McDonald, Donald Charter (Chairman) and Gordon Bub, a majority of whom are unrelated directors.

The Safety and Environment Committee oversees the development and implementation of policies and best practices of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. The members of the Safety and Environment Committee are John Kalmet, Colin Benner (Chairman) and John Bracale, all of whom are unrelated directors.

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Other matters are considered by the full Board. As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees.

10.	The board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	The Board has assigned responsibility for the Company's approach to corporate governance issues to the Corporate Governance Committee. Once the Instruments are final, the Corporate Governance Committee will meet and will review of the Company's corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws. In the interim, the Company's corporate governance practices are being reviewed by the Board.

A Code of Ethics and a Whistleblower Policy have been circulated to the Board for review and are expected to be approved shortly. Compliance with the Code of Ethics and the Whistleblower Policy will be monitored by the Audit Committee.

11.	a)	Define limits to management's responsibilities by developing mandates for:

i)	the board	Currently, there is no specific written mandate of the Board, other than the corporate standard of care set out in the governing corporate legislation of the Company, the Business Corporations Act (Ontario) (the "OBCA"). The OBCA indicates that each director and officer of a Company governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board explicitly assumes responsibility for stewardship of the Company, including the integrity of the Company's internal control and management information systems. A specific written mandate for the Board, including the matters recommended in Multilateral Instrument 58-101, is currently under review by the Corporate Governance Committee. In addition, the preparation of position descriptions for directors, the Chairman or lead director and the Chairman of each Committee of the Board is under review.

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Although the Board supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.

In order to carry out the foregoing responsibilities, the Board meets as required by circumstances.

The Board expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed continually by the Board.

ii)	the Chief Executive Officer	The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above). The preparation of a position description for the Chief Executive Officer is under review.

b)	Board should approve Chief Executive Officer's corporate objectives	See Item 11(a)(ii) above.

12.	Implement structures and procedures to ensure the Board can function independently of management	The Board has appointed a Chairman who is other than the Chief Executive Officer. The appointment of a lead director is being considered. The Agenda for each meeting of the Board or a committee of the Board provides the opportunity for a private discussion among unrelated directors without management.

13.	Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate	See Item 9 above.

14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense	Each committee of the Board and, in appropriate circumstances and with the approval of the Board, an individual director may engage outside advisors, independent of management, at the expense of the Company.

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SCHEDULE “B”

SECTIONS 619 AND 622 OF THE TSX COMPANY MANUAL

Price

619.	The Exchange will not accept an issuance of securities by way of private placement unless all of the following conditions are met: (For the purposes of this Section, a private placement of unlisted convertible securities shall be deemed to be a private placement of the underlying listed securities at a price equal to the lowest possible conversion price.)

(a)	The listed company must give the Exchange’s Listings & Regulation Division written notice of the proposed private placement. The notice should be in the form of a Notice of a Proposed Private Placement (Appendix D), accompanied by a covering letter. The date on which notice shall be deemed to be given (the “Date of Notice”) shall be, in the case of a notice that is mailed, the date on which the notice is deposited in a post office or public letter box. During periods of postal disruption, listed companies shall be expected to use alternative means of effecting prompt delivery.

(b)	The price per security must be lower than the closing market price of the security on the TSX on the trading day prior to the Date of Notice (the “Market Price”), less the applicable discount as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(c)	Subject to paragraph (e), within 30 days from the Date of Notice, the listed company must file with the Exchange’s Listings & Regulation Division a Private Placement Questionnaire and Undertaking (Form P1 —Appendix D) completed by each proposed purchaser, and all other documentation requested by the Exchange.

(d)	The transaction must not close and the securities must not be issued prior to acceptance thereof by the Exchange and, subject to paragraph (e), not later than 45 days from the Date of Notice.

(e)	An extension of the time period prescribed in paragraph (c) or (d) may be granted in justifiable circumstances, provided that a written request for an extension is filed with the Exchange’s Listings & Regulation Division in advance of the expiry of the 30-day or 45-day period, as the case may be.

(f)	The listed company must give the Exchange immediate notice in writing of the closing of the transaction.

Warrants

622.	Warrants to purchase listed securities may be issued to a private placement purchaser if:

(a)	the listed company satisfies the Exchange that the warrants and the provisions attaching to them are essential to the proposed financing; and

(b)	all of the following conditions are met:

(i)	If the securities purchased initially by the private placee are listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number of securities purchased initially. If the securities purchased initially are convertible into listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number of securities issuable upon conversion of the securities purchased initially. If the securities purchased initially are neither listed securities nor convertible into listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number obtained by dividing the initial proceeds of the private placement by the Market Price per security as defined in Section 619.

(ii)	The warrant exercise price must not be less than the Market Price as defined in Section 619 (i.e. with no discount). The procedure set out in paragraphs (a), (c), (d), (e) and (f) of Section 619 must be followed in this regard, the “price” being the warrant exercise price for this purpose.

(iii)	The warrants must be exercisable during a period not extending beyond five years from the date of the closing of the private placement transaction.